                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a).
                               (AMENDMENT NO. 2)

                           SOUTHWALL TECHNOLOGIES INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   844090 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Andrew Kwan
                           GlobaMatrix Holdings PTE Ltd.
                             PSB Science Park Annex
                              3 Science Park Drive
                            # 02-16 Singapore 118223
                                 011-65-774-7077
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 25, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                              (Page 1 of 9 Pages)

CUSIP NO. 844090 10 1              SCHEDULE 13D               PAGE 2 OF 9 PAGES

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          GlobaMatrix Holdings PTE Ltd.
          No S.S. or I.R.S. Identification Numbers.
          ---------------------------------------------------------------------
  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
          (See Instructions)                                            (b) [ ]

          ---------------------------------------------------------------------
  (3)     SEC USE ONLY

          ---------------------------------------------------------------------
  (4)     SOURCE OF FUNDS (See Instructions)

          WC
          ---------------------------------------------------------------------
  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          [ ]
          PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          Singapore
-------------------------------------------------------------------------------

                       (7)     SOLE VOTING POWER

  NUMBER OF                    422,119
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY
    EACH                       0 filed
  REPORTING            --------------------------------------------------------
 PERSON WITH           (9)     SOLE DISPOSITIVE POWER

                               422,119
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER

                               0
-------------------------------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          422,119
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN        [ ]
          SHARES (See Instructions)

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.9% of the Issuer's currently outstanding stock (based on 8,457,526 shares of Common Stock of the Issuer outstanding as of
          March 15, 2002)
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON (See Instructions)

          CO
          ---------------------------------------------------------------------

CUSIP NO. 844090 10 1            SCHEDULE 13D                  PAGE 3 OF 9 PAGES


ITEM 1. SECURITY AND ISSUER.

         This statement on Schedule 13D relates to the common stock ("Issuer Common Stock") of Southwall Technologies Inc., a Delaware corporation (the "Issuer"). The 422,119 shares of the Issuer Common Stock which are the subject of this Schedule 13D will be referred to as the "Shares" throughout this statement. The principal executive offices of the Issuer are located at 1029 Corporation Way, Palo Alto, CA 94303.

ITEM 2. IDENTITY AND BACKGROUND.

         (a) The name of the person filing this statement is GlobaMatrix Holdings PTE Ltd., a Singapore corporation ("GMX"). The purpose of this Amendment No. 2 to the statement on Schedule 13D is to indicate the name change of the person filing this statement from GMX Associates PTE Ltd. to GlobaMatrix Holdings PTE Ltd.

         (b) The address of the principal office and principal place of business of GMX is PSB Science Park Annex, 3 Science Park Drive, # 02-16 Singapore 118223.

         (c) The principal business of GMX and its subsidiaries is franchising and distributing film media products. Set forth in SCHEDULE I is the (a) name,
(b) residence or business address, (c) present principal occupation, and (d) principal business and address of any corporation in which such employment is conducted, of each of GMX's directors and executive officers, and other persons who may be considered "controlling persons" of GMX as of the date hereof. Each such person listed on SCHEDULE I is a citizen of Singapore.

         (d) During the past five years, neither GMX nor, to GMX's knowledge, any person named in SCHEDULE I to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, neither GMX nor, to GMX's knowledge, any person named in SCHEDULE I to this Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Not applicable.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The source of funds for the purchase of the Shares was GMX's working capital. None of the funds consisted of funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Shares.

                                                           CUSIP NO. 844090 10 1
                                                               PAGE 4 OF 9 PAGES

ITEM 4. PURPOSE OF TRANSACTION.

         Pursuant to a Stock Purchase Agreement dated as of April 23, 2001 (the "Stock Purchase Agreement") between the Issuer and GMX. On April 25, 2001 GMX acquired 422,119 shares of Issuer Common Stock for an aggregate purchase price of $1,000,000 in addition to the 48,400 shares of Issuer Common Stock already owned by GMX. The description of the Stock Purchase Agreement contained in this
Schedule 13D is qualified in its entirety by reference to the copy of the Stock Purchase Agreement included in EXHIBIT 99.1 to this Schedule 13D and incorporated herein by reference. In November 2001 GMX disposed of 48,400 shares of Issuer Common Stock.

         GMX is a party to various development, licensing and distribution agreements with the Issuer pursuant to which GMX distributes certain film media products of Issuer and jointly develops certain film media products with Issuer.

         GMX acquired the Shares for investment purposes and to further its commercial relationship with the Issuer. Issuer agreed to use the proceeds from the sale of the 422,119 shares of Issuer Common Stock pursuant to the Stock Purchase Agreement to fulfill purchase orders placed by GMX with the Issuer under certain distribution agreements between GMX and Issuer, for general corporate and working capital purposes and for the repayment of indebtedness.

         (a) GMX does not presently have specific plans or proposals that would relate to or would result in the acquisition or disposition of additional securities of the Issuer; however, GMX may consider acquiring additional securities of the Issuer in the future.

         (b) GMX does not presently have any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

         (c) GMX does not presently have any plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries.

         (d) GMX has made no changes to the Board of Directors or management of the Issuer and has no present plans or proposals to make any changes in the present Board of Directors or management of the Issuer, including any changes in the number or term of directors or the filling of any existing vacancies on the Board of Directors. GMX has no current plans to cause a designee of GMX to be appointed to the Issuer's Board of Directors.

         (e) GMX does not presently have any plans or proposals that relate to or would result in any material change in the present capitalization or dividend policy of the Issuer.

         (f) GMX does not presently have any plans or proposals that relate to or would result in any other material change in the Issuer's business or corporate structure.

         (g) GMX does not presently have any plans or proposals that relate to or would result in changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person.

                                                           CUSIP NO. 844090 10 1
                                                               PAGE 5 OF 9 PAGES

         (h) GMX does not presently have any plans or proposals that relate to or would result in a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

         (i) GMX does not presently have any plans or proposals that relate to or would result in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

         (j) GMX does not presently have any plans or proposals that relate to or would result in an action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) The 422,119 shares of Issuer Common Stock owned by GMX represent a beneficial ownership of approximately 4.9% of the Issuer's outstanding shares of Common Stock.

         (b) GMX has sole power to vote and to direct the vote of, and sole power to dispose or to direct the disposition of all 422,119 shares of Issuer Common Stock owned by GMX.

         (c) Neither GMX nor, to GMX's knowledge, any person named in SCHEDULE I has effected any transaction in the Issuer Common Stock during the past 60 days.

         (d)-(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The Stock Purchase Agreement dated as of April 23, 2001, by and among the Issuer and GMX, contains certain "registration rights" obligations of Issuer with respect to the Shares.

         Under the Stock Purchase Agreement, if at any time following the expiration of ten months after the Closing (as defined in the Stock Purchase Agreement) the Issuer is not eligible to register shares on Form S-3, GMX along with the holders of all Registrable Securities (as defined in the Stock
Purchase Agreement) may make a single demand that the Issuer file a registration statement on any other applicable form to register the sale of Registrable Securities, subject to certain limitations, and, provided that each of GMX and certain other holders of the Registrable Securities shall be subject to such reduction only on a pro rata basis.

         If the Issuer is eligible to use Form S-3, subject to certain limitations, GMX and the other holders of Registrable Securities will have the right to demand that the Issuer file a registration statement on Form S-3 to register the sale of an amount of shares of Issuer Common Stock having an aggregate price of at least $300,000. The Issuer may not be required to file a registration statement for GMX and the other holders of Registrable Securities on Form S-3 more than once in any 6-month period.

                                                           CUSIP NO. 844090 10 1
                                                               PAGE 6 OF 9 PAGES


         If the Issuer proposes to register any of its securities under the Securities Act of 1933, as amended, it must give prior notice to GMX and other holders of Registrable Securities, subject to certain limitations, to include in such registration all or part of the Registrable Securities (a "Piggyback Registration"). The underwriters (if any) may reduce the number of Registrable Securities to be included in a Piggyback Registration, provided that each of GMX and certain other holders of the Registrable Securities shall be subject to such reduction only on a pro rata basis.

         The Issuer is required to bear all expenses in connection with registering its securities pursuant to its obligations under the registration rights described herein, except that GMX and other holders of Registrable Securities are obligated to pay their proportionate share of any discounts, commissions or other amounts payable to underwriters or brokers in connection with any such registered offering of the shares of Issuer Common Stock.

         Other than as described herein, to GMX's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        99.1 Stock Purchase Agreement dated as of April 23, 2001 between the Issuer and GMX.*

* Incorporated by reference to Exhibit 99.1 to the statement on Schedule 13D with respect to the Issuer, filed by GMX on May 21, 2001.

                                                           CUSIP NO. 844090 10 1
                                                               PAGE 7 OF 9 PAGES

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            GlobaMatrix Holdings PTE Ltd.

                            Date:    April 25, 2001

                            Signature:  /s/ Andrew Kwan
                                       -----------------------

                            Name/Title:  Andrew Kwan, Director

                                                           CUSIP NO. 844090 10 1
                                                               PAGE 8 OF 9 PAGES


                                   SCHEDULE I

                            EXECUTIVE OFFICERS OF GMX

        The following is a list of all executive officers of GMX. Each executive officer is employed by GMX and his business address is PSB Science Park Annex, 3 Science Park Drive, # 02-16 Singapore 118223, which address is GMX's business address. All executive officers are Singapore citizens.

-------------------------------------------------------------------------------------------------------------------
                                                                                       NAME OF CORPORATION IN WHICH
       NAME                            PRINCIPAL OCCUPATION                              EMPLOYMENT IS CONDUCTED
-------------------------------------------------------------------------------------------------------------------
Wee Hian Woon                          Director                                        GMX
Andrew Kwan Kok Tiong                  Director                                        GMX
-------------------------------------------------------------------------------------------------------------------


                                DIRECTORS OF GMX

         The following is a list of all directors of GMX. Unless otherwise indicated, each executive officer is employed by GMX and his business address is PSB Science Park Annex, 3 Science Park Drive, # 02-16 Singapore 118223, which address is GMX's business address. All directors are Singapore citizens.

---------------------------------------------------------------------------------------------------------------------------
                                                                                  NAME AND ADDRESS OF CORPORATION IN WHICH
                                                                                     EMPLOYMENT IS CONDUCTED OR, IF SELF
    NAME                       PRINCIPAL OCCUPATION                               EMPLOYED OR RETIRED, ADDRESS OF RESIDENCE
---------------------------------------------------------------------------------------------------------------------------
Wong Keng Yang                 Self Employed                                      202 Pasir Panjang Road
                                                                                  #03-13
                                                                                  Singapore 118572
---------------------------------------------------------------------------------------------------------------------------
Kwan Keok Teng                 Retired                                            61 Mimosa Road
                                                                                  #01-61
                                                                                  Singapore 808015
---------------------------------------------------------------------------------------------------------------------------
Wee Hian Woon                  Director of GMX
---------------------------------------------------------------------------------------------------------------------------
Loh Ngiuk Lian                 Secretary                                          Management Planning & Secretarial Services
                                                                                  154 Tyrwhitt Road
                                                                                  Singapore 207567
---------------------------------------------------------------------------------------------------------------------------
Anne Skading                   Secretary                                          Management Planning & Secretarial Services
                                                                                  154 Tyrwhitt Road
                                                                                  Singapore 207567
---------------------------------------------------------------------------------------------------------------------------
Andrew Kwan Kok Tiong          Director of GMX
---------------------------------------------------------------------------------------------------------------------------
James Kwan Kok Yuen            Creative Director of GMX
---------------------------------------------------------------------------------------------------------------------------
Lily Koh Bee Gan               Teacher                                            Raffles Girls School
                                                                                  20 Anderson Road
                                                                                  Singapore 259978
---------------------------------------------------------------------------------------------------------------------------
Dai Yi Sheng                   Director                                           Vitex Systems Inc.
                                                                                  3047 Orchard Parkway
                                                                                  San Jose, CA 95134


                                                           CUSIP NO. 844090 10 1
                                                               PAGE 9 OF 9 PAGES

                                  EXHIBIT INDEX

EXHIBIT NO.   DESCRIPTION
-----------   -----------

99.1 Stock Purchase Agreement dated as of April 23, 2001 between the Issuer and GMX.*


* Incorporated by reference to Exhibit 99.1 to the statement on Schedule 13D with respect to the Issuer, filed by GMX on May 21, 2001.